FOR IMMEDIATE RELEASE
Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.co m

DataMirror Announces Results for Fourth Quarter of Fiscal 2005

TORONTO, CANADA – (March 8, 2005) – DataMirror (Nasdaq: DMCX; TSX: DMC), today announced its financial results for the fourth quarter of fiscal 2005. As has been reported each quarter this year, the comparative figures provided for fiscal 2004 have been restated to reflect the effect of retroactive adoption of the CICA handbook recommendations for accounting for stock-based compensation.

Revenue for the quarter ended January 31, 2005, (“Q4 fiscal 2005”) was $13,765,000 compared to $16,355,000 for the quarter ended January 31, 2004 (“Q4 fiscal 2004”). The GAAP net income for Q4 fiscal 2005 was $254,000 or $0.02 per basic and fully-diluted share compared to net income of $1,342,000 or $0.12 per share for Q4 fiscal 2004. Cash, cash equivalents, and short-term investments stood at $57,436,000 or $5.44 per common share outstanding at the end of the quarter.

The overall gross margin for Q4 fiscal 2005 was 80.5%, as compared to 81.0% for Q4 fiscal 2004. Gross margin on maintenance and services was 63.4% in Q4 fiscal 2005, as compared to 60.5% in Q4 fiscal 2004. Total costs, including costs of revenue, were $13,290,000 for Q4 fiscal 2005, down from $14,569,000 in Q4 fiscal 2004 and up from $12,774,000 in the previous quarter. Total headcount was 232 at January 31, 2005, as compared to 299 at January 31, 2004, and down from 257 at the end of the previous quarter.

Revenue for the year ended January 31, 2005, was $53,267,000 compared to $59,992,000 for the year ended January 31, 2004. Reported in US currency, revenue for the year ended January 31, 2005, was $41,219,000 compared to $43,699,000 for the year ended January 31, 2004, a decrease of 5.7%. Net income for the year was $5,789,000 or $0.53 per share as compared to $5,173,000 or $0.46 per share for the same period in fiscal 2004.

“The Company was able to increase license revenue on a quarter over quarter basis by over 20% despite continued pressure from a rising Canadian dollar. In addition, we reached the new milestone of 2,000 customers by adding 43 new customers this quarter.” Nigel Stokes, DataMirror CEO commented, “Operating profitability improved by almost 60% over the previous quarter, despite the increased costs associated with a reduction in headcount which occurred late in the quarter. As part of the changes made during the quarter, Mr. Rean Pretorius has left his role as Senior Vice President of Global Channels and Alliances and our Channel and Alliance team now reports into Mr. Stewart Ritchie, Senior Vice President World-wide Sales, and Mr. Mark Deep, previously V.P. of Marketing, has returned to his private consulting practice. We believe the current business model positions the Company well for increased profitability for all quarters of the coming fiscal year.

Separately, Mr. Kirk Dixon, who is a co-founder of the company, will be retiring and transitioning out of his operational role as Executive V.P. Business Development by the end of May 2005. Although, Kirk will no longer be active operationally we are pleased to announce that he will continue to serve on the Board of Directors. On behalf of DataMirror, I would like to thank Kirk for his continued help and for his more than 10 years of service to DataMirror.”

Business Outlook:

The Company has concluded that reporting in US dollars would more accurately reflect our true revenue growth and would improve the comparability of our results with key US-based data integration companies and, therefore, will begin reporting in US dollars in the first quarter of fiscal 2006.

For the first quarter of fiscal 2006, DataMirror expects to earn GAAP net income in the range of U.S. $0.02 to U.S. $0.07 per share.

DataMirror will hold a webcast and conference call to present the results for the fourth quarter at 5:00 p.m. EST today, March 8, 2005. The conference call can be accessed via audio web cast at http://www.datamirror.com/investors. Participants are asked to call 1-800-475-3716 approximately five minutes before the call using reservation number 2445535. Participants may also view an online presentation during the call by visiting https://datamirror.webex.com/datamirror and selecting the meeting “Year-End Results for Fiscal 2005” hosted by Peter Cauley, CFO, and Nigel Stokes, CEO, DataMirror. Alternatively, the conference call can be accessed via audio web cast at .

For those who are unable to attend the conference call, a replay will be available via the DataMirror web site or by dialing 1-888-203-1112, using the same reservation number indicated above (2445535). The replay and online presentation will be available from March 8, 2005, at 5:00 p.m. EST.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and audit solutions, that improve the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate information changes throughout the enterprise. DataMirror helps customers make better decisions by giving their employees the continuous, accurate and timely information they need to move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

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